FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that a director and a Company Secretary of Gold Fields Limited, as well as other directors of various subsidiaries of Gold Fields Limited, have acquired (off-market) and sold (on-market)some or all of the Gold Fields shares being the Performance Vesting Restricted Shares ("PVRS") allocated to them in terms of The Gold Fields Limited 2005 Share Plan as set out below.

PVRS are conditionally awarded and the actual number of PVRS which should be settled to a participant three years after the original award date is determined by the company's performance measured against the performance of five other major gold mining companies (the peer group) based on the relative change in the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group. The number of shares to be settled will range from 0% to 200% of the conditional award.

NJ Holland

Position	Director Gold Fields Ltd
Nature of transaction	Off market purchase and on market sale of shares in terms of the above scheme
Transaction Date	6 June 2011
Number of Shares	41,250
Class of Security	Ordinary Shares
Market price per share	R107.01
Total Value	R4,414,162.50
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

C Farrel

Position	Company Secretary of Gold Fields Ltd
Nature of transaction	Off market purchase and on market sale of some of the shares acquired in terms of the above scheme
Transaction Date	6 June 2011
Number of Shares acquired/sold	2,625/1,077
Class of Security	Ordinary Shares
Market price per share	R107.01
Total proceeds	R165,651.48
Vesting Period	The award vests on the third anniversary following the grant date

Nature of interest   Direct and Beneficial

MMC Mutloane

Position   Director of major subsidiaries
                                      of Gold Fields Ltd
Nature of transaction   Off market purchase and on
                                      market sale of shares in terms
                                      of the above scheme
Transaction Date   6 June 2011
Number of Shares   2,625
Class of Security   Ordinary Shares
Market price per share   R107.01
Total Value   R280,901.25
Vesting Period   The award vests on the third
                                      anniversary following the grant
                                      date
Nature of interest   Direct and Beneficial

TW Rowland

Position   Director of major subsidiaries
                                      of Gold Fields Ltd
Nature of transaction   Off market purchase and on
                                      market sale of shares in terms
                                      of the above scheme
Transaction Date   6 June 2011
Number of Shares   5,625
Class of Security   Ordinary Shares
Market price per share   R107.01
Total Value   R601,931.25
Vesting Period   The award vests on the third
                                      anniversary following the grant
                                      date
Nature of interest   Direct and Beneficial

MD Fleischer

Position   Director of major subsidiaries
                                      of Gold Fields Ltd
Nature of transaction   Off market purchase and on
                                      market sale of shares in terms
                                      of the above scheme
Transaction Date   6 June 2011
Number of Shares   19,200
Class of Security   Ordinary Shares
Market price per share   R107.01
Total Value   R2,054,592.00
Vesting Period   The award vests on the third
                                      anniversary following the grant
                                      date
Nature of interest   Direct and Beneficial

J Pauley

Position	Director of major subsidiaries of Gold Fields Ltd
Nature of transaction	Off market purchase and on market sale of shares in terms of the above scheme
Transaction Date	6 June 2011
Number of Shares	5,625
Class of Security	Ordinary Shares
Market price per share	R107.01
Total Value	R601,931.25
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

JL Kruger

Position	Director of major subsidiaries of Gold Fields Ltd
Nature of transaction	Off market purchase and on market sale of shares in terms of the above scheme
Transaction Date	6 June 2011
Number of Shares	9,300
Class of Security	Ordinary Shares
Market price per share	R107.01
Total Value	R995,193.00
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

PL Turner

Position	Director of major subsidiaries of Gold Fields Ltd
Nature of transaction	Off market purchase and on market sale of shares in terms of the above scheme
Transaction Date	6 June 2011
Number of Shares	9,300
Class of Security	Ordinary Shares
Market price per share	R107.01
Total Value	R995,193.00
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

SM Govender

Position	Director of major subsidiaries of Gold Fields Ltd
Nature of transaction	Off market purchase and on market sale of shares in terms of the above scheme
Transaction Date	6 June 2011
Number of Shares	12,400
Class of Security	Ordinary Shares
Market price per share	R107.01
Total Value	R1,326,924.00
Vesting Period	The award vests on the third anniversary following the grant date
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

7 June 2011
Sponsor:
JP Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 8 June 2011

By: Willie Jacobsz.

Name: Mr W J Jacobsz

Title: Senior Vice President: Investor Relations and Corporate Affairs